UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-42688

707 Cayman Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong	Hong Kong
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On June 9, 2025, 707 Cayman Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC (the “Underwriter”) as sole underwriter in connection with its initial public offering (the “IPO”) of an aggregate of 2,500,000 ordinary shares, par value US$0.001 per share (the “Ordinary Shares”) at an initial public offering price of US$4.00 per share for total gross proceeds of $10.0 million, before deducting underwriting discounts and offering expenses. Of the Ordinary Shares sold in the IPO, the Company sold 1,750,000 Ordinary Shares and a selling shareholder sold 750,000 Ordinary Shares.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the .Securities and Exchange Commission (the “SEC”).

The Company’s registration statement on Form F-1 (File No. 333-281949) for the IPO, originally filed with the SEC on September 5, 2024 (as amended, the “Registration Statement”), was declared effective by the SEC on June 9, 2025.

The Ordinary Shares began trading on the Nasdaq Capital Market on June 9, 2025, under the ticker symbol “JEM.” The IPO closed on June 10, 2025. The total net proceeds to the Company from the IPO, net of discounts, expenses and expense allowances, were approximately $5.2 million. The Company did not receive any proceeds from the sale of Ordinary Shares sold by the selling shareholder. A final prospectus relating to the IPO was filed with the SEC on June 10, 2025.

Our directors and executive officers and each of our existing shareholders, including the selling shareholder (except with respect to the Ordinary Shares sold by the selling shareholder in the IPO), who held Ordinary Shares prior to the IPO have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period from 6 months without the prior written consent of the Underwriter. However, an aggregate of 3,838,000 Ordinary Shares held by shareholders that were registered for resale pursuant to a resale prospectus concurrently with the IPO are not subject to such lock-up restrictions (except that 1,858,400 of the 3,838,000 Ordinary Shares being offered for resale are subject to leak-out restrictions, as set forth in detail in the Registration Statement).

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

Other Events

 In connection with the IPO, the Company issued a press release on June 9, 2025 announcing the pricing of the IPO, and a press release on June 10, 2025 announcing the closing of the IPO. The press releases, furnished in this report as Exhibit 99.1 and Exhibit 99.2, are incorporated herein by reference and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

1.1	Underwriting Agreement dated June 9, 2025 between the Company, the Selling Shareholder and Bancroft Capital, LLC
99.1	Press Release on Pricing dated June 9, 2025
99.2	Press Release on Closing dated June 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

707 Cayman Holdings Limited

Date: June 10, 2025	By	/s/ Cheung Lui
Cheung Lui
Chief Executive Officer